Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 26-6	February 6, 2026
	Trading Symbol:	TSX Venture-CANX

CANEX METALS ACQUIRES 51.93% OF GOLD BASIN

AND SEEKS A COURT-APPOINTED ANNUAL GENERAL MEETING OF GOLD BASIN SHAREHOLDERS

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to announce that more than 70,167,146 shares of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX), representing 51.93% of the common shares (“Gold Basin Shares”) have been deposited under the CANEX offer (the “Offer”) to acquire all of the issued and outstanding common shares of Gold Basin and CANEX is now the largest and controlling shareholder. A court order has been issued by the Supreme Court of British Columbia allowing Gold Basin’s Transfer Agent to be reinstated and prohibiting current Gold Basin Directors from further incurring debt or impairing Gold Basin’s assets. A hearing to order an annual general meeting (“AGM”) of Gold Basin shareholders (“Gold Basin Shareholders”) is set for February 11, 2026 where CANEX will nominate a slate of highly qualified and experienced directors to the board of Gold Basin, and whose election is assured by CANEX’s majority position. CANEX’s Offer to acquire all of the issued and outstanding Gold Basin Shares expires February 10, 2026 at 5:00 p.m. (Toronto time) and represents the final near-term opportunity for Gold Basin Shareholders to realize liquidity and value.

Highlights

•	51.93% of Gold Basin Shares have been deposited under the CANEX Offer and CANEX is now the largest and controlling shareholder of Gold Basin

•	Gold Basin’s entrenchment and failure to engage on a constructive and orderly transition of leadership has forced CANEX to file a petition in the Supreme Court of British Columbia seeking an AGM of Gold Basin shareholders be called. A hearing is scheduled for February 11, 2026, to rule on the petition and set an AGM date

•	A court order has been issued by the Supreme Court of British Columbia allowing Gold Basin’s Transfer Agent to be reinstated, which has allowed shares of Gold Basin which have been deposited under the CANEX Offer to be taken up and paid for

•	A court order has been issued restraining Gold Basin from incurring debt or selling, transferring, disposing of, leasing or encumbering any property of Gold Basin or its subsidiaries, without approval from the Court

•	The Offer value equates to approximately $22,400,000 or $0.166 per Gold Basin share based on CANEX’s February 5, 2026 closing price. CANEX encourages all Gold Basin Shareholders to tender to the Offer and allow a professional team with exceptional shareholder backing to rapidly advance the consolidated gold district for the benefit of all involved

CANEX’s Near-Term Plans as Gold Basin’s Controlling Shareholder

CANEX is pleased to announce that 70,167,146 Gold Basin shares have been deposited under the CANEX Offer, representing 51.93% of Gold Basin shares. An Early Warning Report has been filed on SEDAR+. The Company is also pleased to update that an additional 1,165,007 Gold Basin Shares have been tendered and are being verified, and if all are accepted CANEX ownership would increase to 52.79%.

Shane Ebert, President and a Director of CANEX, commented: “We are thrilled at the response we’ve received from Gold Basin Shareholders, and continue to see additional tenders come in each day ahead of the Offer deadline. CANEX is pleased to welcome former Gold Basin Shareholders as new shareholders of CANEX, we thank them for their overwhelming show of support and look forward to embarking on building the consolidated gold district together.”

As required by Canadian securities laws, on January 29, 2026, CANEX extended the Offer for at least 10 days, and the Offer now expires on February 10, 2026 at 5:00 p.m. (Toronto time).

CANEX does not intend to restore Gold Basin to active trading in the near term, as the Company’s immediate goal is to merge Gold Basin into CANEX to realize overhead and operational efficiencies. CANEX will address and rectify regulatory deficiencies, install a new board of directors, settle debts and lawsuits, and work to facilitate a Subsequent Acquisition Transaction (as defined in the Original Offer and Circular). There is no certainty that CANEX will conclude a Subsequent Acquisition Transaction and as such, there is a risk that Gold Basin Shareholders who do not tender to the Offer may be left holding illiquid shares in a controlled company indefinitely, since the terms of the revised modified cease trade order issued on January 28, 2026 allow only for transfer of Gold Basin Shares under the Offer or a Subsequent Acquisition Transaction.

As the controlling shareholder holding over 50% of Gold Basin shares, CANEX sent a letter to the directors of Gold Basin (the “Gold Basin Board”) advising that it had lost confidence in the Gold Basin Board and sought, for the benefit of all Gold Basin Shareholders, to work constructively on a swift and orderly transition of leadership and to allow for CANEX’s capable team to focus on remedying Gold Basin’s various outstanding delinquencies, such as the engagement of a transfer agent and resolution of multiple lawsuits due to non-payment for services rendered. Unfortunately, the Gold Basin Board has refused to comply with the will of its shareholders, instead choosing to continue holding Gold Basin hostage from its shareholders through entrenchment and forcing an unnecessary and costly shareholder meeting whose outcome is certain, in yet another breach of their fiduciary duty to Gold Basin Shareholders.

This has forced CANEX to file a petition in the Supreme Court of British Columbia seeking that an AGM of Gold Basin Shareholders be immediately called. A hearing is scheduled for February 11, 2026, to rule on the petition and potentially set an AGM date. CANEX intends to nominate a full slate of experienced director candidates familiar with the district and its history. With CANEX’s majority control position, the business of the meeting will be a formality, necessary only due to the obstruction of the current Gold Basin Board, which has not faced a shareholder vote in over 20 months.

Court Order

On February 2, 2026, an order was issued by the Supreme Court of British Columbia in favor of CANEX allowing Gold Basin’s transfer agent, TSX Trust Company (“TSX Trust”), to be reinstated and to permit the shares of Gold Basin which have been deposited under the Offer to be taken up and paid for. CANEX anticipates that this will also make it easier for certain Gold Basin Shareholders to tender to the Offer now that TSX Trust’s services have been restored.

Given the Gold Basin Board’s track record of desperate entrenchment tactics to the detriment of Gold Basin Shareholders, CANEX also sought and was granted an order that restrains Gold Basin from selling, transferring, disposing of, leasing or encumbering any property of Gold Basin or its subsidiaries, issuing securities, borrowing or lending money, or assuming or becoming subject to any liability or guarantee, without approval from the Court.

Offer Terms

The CANEX Offer for Gold Basin remains open until February 10, 2026. We encourage all Gold Basin shareholders to tender the offer and join us in advancing the consolidated oxide gold district in Northern Arizona for the benefit of all involved. For each Gold Basin share tendered and taken up, shareholders will receive 0.592 of a CANEX share, representing an implied premium of approximately 340% based on the respective 30-day volume-weighted average prices of CANEX and Gold Basin as of February 5, 2026 and Gold Basin’s last trading day on May 6, 2025. The Offer values Gold Basin at approximately $22.4 million, or approximately $0.166 per share, based on CANEX’s February 5, 2026 closing price. CANEX does not intend to further extend the Offer.

For Gold Basin shareholders interested in learning more about the CANEX offer a video presentation outlining CANEX’s projects, the advantages of consolidating the Arizona district, and highlighting superior value for Gold Basin shareholders in the CANEX Offer relative to current alternatives is presented here <Video Presentation link> (previously released on December 2, 2025).

Immediate Action Required

Gold Basin shareholders who wish to tender to the Offer must do so before the February 10, 2026 expiry. Shareholders requiring assistance should immediately contact the information agent:

Laurel Hill Advisory Group
Toll-Free (Canada & U.S.): 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert, President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. Notice

The Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer materials. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “intend”, “risks”, “opportunities” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the number of Gold Basin shares to be tendered to the Offer; any further extension of the expiry time of the Offer; CANEX’s plans for Gold Basin after take-up of Gold Basin shares; whether a Subsequent Acquisition Transaction (as defined in the Original Offer and Circular) will be effected; whether the Supreme Court of British Columbia will call an AGM of Gold Basin in response to the Petition; the date of such AGM; the slate of candidates, if any, to be nominated by CANEX for election as directors of Gold Basin at such AGM; the expected benefits to Gold Basin Shareholders of tendering their Gold Basin shares to the Offer; whether Gold Basin will regain regulatory compliance; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; and those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.